Exhibit 3.31
CERTIFICATE OF FORMATION
OF
ELK HILLS POWER, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "Delaware Limited Liability Company Act"), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the "limited liability company") is Elk Hills Power, LLC.

SECOND: The address of each of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act is c/o The Prentice-Hall Corporation System, Inc., 1013 Centre Road, Wilmington, Delaware 19805.

Executed on February 5, 1999

/s/ Stephen P. Parise
Stephen P. Parise
Authorized Person